Exhibit 99.1

Borr Drilling Limited –Share capital increase

Hamilton, Bermuda — August 2, 2019 — Reference is made to Borr Drilling Limited’s (NYSE: BORR, OSE: BDRILL) (the “Company”) stock exchange notices relating to the initial public offering in the United States of 5,000,000 of its common shares (the “Offering”), at a price to the public of $9.30 per common share (the “Offering Price”), and full exercise of underwriters’ over-allotment option to purchase up to an additional 750,000 common shares at the Offering Price, less underwriting discounts and commissions.

The 5,750,000 new shares (the “Offer Shares”) allocated in the Offering have today been validly issued, and will following delivery against payment be fully paid. Following issuance of the Offer Shares, the Company will have a total share capital of $5,613,903.25, divided into 112,278,065 common shares, each with a nominal value of $0.05.

The Offer Shares will be delivered to the allocated subscribers in the Offering on August 2, 2019 and are listed and tradable on NYSE under the ticker BORR with CUSIP G1466R 207.

Copies of the final prospectus relating to the Offering may be obtained from Goldman Sachs & Co. LLC, Prospectus Department, 200 West Street, New York, NY 10282, telephone: 1-866-471-2526 or by emailing Prospectus-ny@ny.email.gs.com or from DNB Markets, Inc., 200 Park Ave, Floor 31, New York, NY 10166, telephone: 1-212-681-3800.

A registration statement relating to this Offering was declared effective by the U.S. Securities and Exchange Commission on July 30, 2019. This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

This announcement does not constitute an offer to subscribe to or a solicitation of an offer to subscribe to securities in any member state within EEA in which such offer or solicitation is unlawful, unless in reliance upon applicable EEA prospectus exceptions, whereby no EEA prospectus, registration or similar action would be required within EEA.

Contact details:

Svend Anton Maier: Chief Executive Officer, Borr Drilling Management,
+47 41427129

Rune Magnus Lundetræ: Chief Financial Officer, Borr Drilling Management
+47 90088411

This information is subject to the disclosure requirements pursuant to OSE Continuing Obligations section 11.4 (3), and section 5-12 of the Norwegian Securities Trading Act.